Exhibit 99.2

July 25, 2013

To:          SilverCrest Mines Inc.
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames:

I, Carlos Chaparro, P. Eng., do hereby consent to the public filing of the technical report prepared for SilverCrest Mines Inc. (the “Company”) entitled “Santa Elena Expansion Pre-Feasibility Study and Open Pit Reserve Update” dated July 25, 2013 (the “Technical Report”), and to extracts from, or a summary of, the Technical Report in the news releases of the Company dated May 29, 2013 and July 25, 2013 (the “News Releases”).  I also confirm that I have read the News Releases and that it fairly and accurately represents the information in the Technical Report for which I am responsible

Dated this 25th day of July, 2013

________________________________
Carlos Chaparro, P. Eng.